Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel. +1.202.739.3000
Fax: +1.202.739.3001
www.morganlewis.com

Sean M. Donahue
Partner
+1.202.739.5658
sean.donahue@morganlewis.com

August 19, 2020

VIA EDGAR AS CORRESPONDENCE

Erin Jaskot, Esq.

Attorney-Adviser

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Re:	Insurance Acquisition Corp.

Registration Statement on Form S-4

File No. 333-239896

Dear Ms. Jaskot:

On behalf of Insurance Acquisition Corp., a Delaware corporation (the “Company”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated August 14, 2020 (the “Comment Letter”), relating to the above-referenced filing of the Company’s Registration Statement on Form S-4 (the “Registration Statement”). Such filing relates to a proposed business combination between the Company and Shift Technologies, Inc. (“Shift”), pursuant to which IAC Merger Sub, Inc., the Company’s direct wholly owned subsidiary, will merge with and into Shift with Shift continuing as the surviving entity and a wholly owned subsidiary of the Company (the “Merger”). The Company is also filing concurrently herewith Amendment No. 1 to the Form S-4 (“Amendment No. 1”) with this response letter. In addition to changes responsive to the Staff’s comments, Amendment No. 1 contains revisions to the Registration Statement to reflect updates with respect to Shift’s business, information regarding the Company’s anticipated board of directors after completion of the Merger, financial statements through June 30, 2020 and an amendment to the Merger Agreement.

Erin Jascot, Esq.

August 19, 2020

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided by the Company and by Shift. For the convenience of the Staff, the responses contained herein utilize the numbering of the comments and the headings used in the Comment Letter. References to page numbers in the responses below are to the applicable pages of Amendment No. 1. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 1.

On behalf of the Company, we advise the Staff as follows:

Form S-4 filed on July 17, 2020

Frequently Used Terms, page 1

1.	Please prominently disclose in this section the definition and calculation of Net Asset Amount and Net Asset Floor, including illustrative calculations showing the potential impact of such adjustments, and how this will impact the number of shares to be received by each Shift shareholder. Please indicate whether there would be any downward adjustment based on the calculations as of the current date. Please also provide this illustration for closing both before and after September 30, 2020. Please disclose that, because the number of shares to be paid as merger consideration is subject to downward adjustment, shareholders will not know at the time of the vote, the number of shares that will be received by Shift shareholders.

Response: The Company revised the section entitled “Frequently Used Terms” to include a definition of Net Asset Amount, and to include, in the definition of “downward adjustment”, further explanatory information, including illustrative calculations depicting the potential impact of adjustments on the number of shares to be received by each Shift stockholder, assuming the consummation of the Merger both before and after September 30, 2020. The Company also disclosed that no adjustment is anticipated to result from the Net Asset Amount calculation based on facts known at the time of filing of the Amendment No. 1.

Erin Jascot, Esq.

August 19, 2020

In the letter to the Company’s stockholders and on pages 1 and 80, the Company disclosed that, because the number of shares to be paid as merger consideration is subject to downward adjustment, stockholders will not know at the time of the vote the number of shares that will be received by Shift stockholders.

Risks Factors

Risks Relating to Shift’s Business

“We rely on third-party service providers . . .”, page 35

2.	In an appropriate place in your filing, please briefly describe the material terms of your agreements with third-party service providers, including, for example, the duration of those agreements, conditions for termination, etc.

Response: The Company supplementally advises the Staff that Shift provides financing, vehicle service contracts, GAP waiver protection and wheel and tire coverage to Shift customers from third parties, in the ordinary course of its business. Shift currently uses 15 third-party service providers for these services.  Accordingly, the Company respectfully submits that it does not believe that the identity of any of these third parties or the terms of the contracts is material to the risks discussed in the risk factor.

The Company has revised the description of Shift’s business on page 168 to provide further disclosure consistent with the Company’s response to Staff comment 2.

“Our failure to comply with various applicable . . ..”, page 48

3.	We note your disclosure that “[c]omplying with [certain employment] laws and regulations, including ongoing changes thereto, subjects [you] to substantial expense and non-compliance could expose [you] to significant liabilities. In particular, [you] have been subject to employment litigation with respect to classification and wage and hour issues in the past.” Please disclose an estimate of the extent of your liability for classification and wage and hour issues, if material.

Response: The Company acknowledges the Staff’s comment and in response has added to its disclosure on page 50 a statement that while Shift is not aware of any current liability relating to classification and wage and hour issues, if any such liability were to arise it could be material.

Erin Jascot, Esq.

August 19, 2020

Risks Relating to the Company and the Merger

“Our amended and restated certificate of incorporation requires, to the fullest extent permitted by law . . .”, page 61

4.	We note that your certificate of incorporation includes an exclusive forum provision which states that, among other things, the federal district court for the District of Delaware shall have concurrent jurisdiction with the Delaware Court of Chancery for any action arising under the federal securities laws. Please clarify whether and to what extent there is concurrent jurisdiction for claims brought pursuant to the Securities Act and Exchange Act, respectively. In this regard, we note that Section 27 of the Exchange Act grants exclusive jurisdiction to the federal courts for all claims arising under the Exchange Act, including derivative actions, while Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act.

Response: In response to the Staff’s comment, the Company revised the disclosure on pages 63 and 64 to clarify that the charter provision does not apply to actions under the Exchange Act, that there is uncertainty as to whether a court would enforce such provision, and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Proposal No. 1 – The Merger Proposal

The Merger Agreement

Repaid Indebtedness, page 76

5.	Please briefly describe the “certain . . . outstanding loan agreements and indebtedness,” for which Shift has agreed to obtain payoff letters. Also, please disclose the amount of cash the Company expects to pay to Insurance Acquisition Sponsor, LLC under the Loan Commitment Agreement, if estimable.

Response: The Company revised this section to disclose the outstanding loan agreements and indebtedness for which Shift is obligated to provide payoff letters pursuant to the Merger Agreement. Additionally, on page 81, the Company provided an estimate of the total amount that it expects to pay its Sponsor under the Loan Commitment Agreement.

Termination, page 83

6.	Please update your disclosure here and elsewhere as appropriate to indicate whether the Company has received an election to exercise Warrant No. CS-1. In this regard, we note that you are able to terminate the merger agreement if you have not received such election within 10 business days following the date of the Merger Agreement.

Response: The Company has revised pages 83 and 86 of Amendment No. 1 to disclose that the Company has received an election to exercise Warrant No. CS-1, and that as a result the Merger Agreement is no longer terminable for failure to deliver such election to exercise.

Erin Jascot, Esq.

August 19, 2020

7.	We note that you are able to terminate the Merger Agreement if the board of directors determines that the draft quality of earnings delivered by Shift to the Company contained a material misstatement of fact or omitted to state a material fact necessary to make the statements made therein not misleading. Please disclose when Shift is obligated to deliver the final quality of earnings report.

Response: The Company has revised page 87 of Amendment No. 1 to disclose that the draft quality earnings of report was timely delivered in satisfactory form and substance and that as a result the Merger Agreement is no longer terminable for failure of such conditions related to the referenced quality of earnings report.

Background on the Merger, page 86

8.	Please revise throughout to provide details of the negotiations of the material terms of the transaction. Your disclosure should indicate the particular views and positions that were discussed at the meeting, and how you reached final agreement on such terms. Such terms include, but are not limited to, purchase price adjustments and the agreement to use a net assets metric, repayment of Lithia indebtedness, material termination provisions (ex: the ability to terminate based on a final quality of earnings report) and termination fees, stockholder approval requirements, the size of the PIPE investment, the percentages held in the combined company by each party, and the use of incentive shares.

Response: The Company revised the disclosure on pages 94-98 to provide additional details regarding the negotiations of the transaction’s material terms, including the items enumerated in the Staff’s comment. The expanded disclosure includes a summary of the particular views and positions discussed by the parties, as well as how the parties reached final agreement on such material terms.

9.	Please disclose material discussions relating to the decision to switch from acquiring a company in the insurance industry to a company in the eCommerce and automotive sales business. Please also briefly describe the “relevant valuation metrics,” “current market dynamics,” and eCommerce business models discussed with the analyst from William Blair.

Response: In response to the Staff’s comment, the Company added disclosure describing how it decided to acquire a company in the eCommerce and automotive sales business, as opposed to a company in the insurance industry on pages 94 and 95. On pages 93 and 94, the Company revised its disclosure to include a description of the referenced metrics and models discussed with the William Blair analyst.

10.	You disclose that “representatives of the Company had a call with members of Shift’s management team, including Mr. Arison, Henry Bird, Vice President of Strategic Finance, and Daniel O’Neill, head of Corporate Development, who gave formal and comprehensive management presentations.” Please include a description of the substance of these management presentations.

Response: The Company revised the disclosure in this section to include the requested description. The May 22, 2020 management presentations are described on page 93.

Erin Jascot, Esq.

August 19, 2020

11.	You disclose that, “[o]n June 1, 2020, Mr. Cohen, Ms. Abrams and Mr. Nash discussed Shift valuation ranges and ranges for the Company’s sponsor commitment.” Please amend your filing to disclose the potential ranges discussed.

Response: In accordance with the Staff’s request, the Company amended its disclosure on page 94 to specify the Shift valuation ranges and ranges for the Company’s sponsor commitment discussed on June 1, 2020.

12.	You disclose that “Mr. Long and other representatives of the Company conducted customer reference outreach to obtain information from previous Shift customers.” Please briefly describe the information sought from Shift customers and the results of such outreach.

Response: In response to the Staff’s comment, the Company provided a description of the information that Mr. Long and other representatives sought to obtain from previous Shift customers in the course of their outreach. Additionally, the Company included a summary of the results of such outreach. Such additional disclosure is included on page 96 of Amendment No. 1.

13.	We note that on June 16, 2020, there was a call to discuss Shift’s negotiations with Lithia Motors. Please revise to describe the material discussions relating to Lithia Motors, including the particular issues relating to the outstanding warrants and credit facility, including the upcoming draw under the facility. Please discuss the positions of each of the parties on such issues, the resulting negotiations, and how such issues were resolved.

Response: The Company supplementally advises the Staff that the Company and Shift did not engage in extensive negotiations with respect to Lithia Motors. The Company’s position was that, as long as the commercial arrangement with Lithia Motors remained in place and the adjustments to the merger consideration would result in no net change as a result of the repayment of the credit facility because of offsetting reductions in debt and in available cash, the issues relating to the warrants and credit facility could be resolved at a later date. The Company has provided additional disclosure regarding the Lithia indebtedness on page 97 with respect to the bullet point relating to the events on June 20, 2020.

Erin Jascot, Esq.

August 19, 2020

Description of Fairness Opinion of Northland, page 95

14.	Please revise to disclose the data underlying the results reached by Northland that are described in this section. For example, disclose the enterprise value, and the LTM, 2020E and 2021E revenue and gross profit for each company in the Comparable Public Company Analysis. Please provide similar information for the Comparable M&A Transaction Analysis. For each analysis, show how the information from the analysis resulted in the multiples/values disclosed.

Response: In response to the Staff’s comment, the Company revised the section entitled “Description of Fairness Opinion of Northland” to include the data underlying Northland’s results and to illustrate how the information from the analyses resulted in the disclosed values and multiples. Specifically, on page 104, the Company revised the “Comparable Public Company Analysis” subsection to include the enterprise value, the LTM, 2020E, and 2021E revenue, and gross profit for each of CarMax, Inc., Carvana Co., and Vroom, Inc. Similarly, on pages 105, 106, and 107, the Company provided enterprise value, LTM revenue, and NTM revenue for each of the target companies in the transactions comprising the Legacy Automotive Precedent Transaction Group and the Specialty Marketplaces Precedent Transaction Group.

Certain Projected Financial Information, page 103

15.	We note your disclosure that “[t]he unaudited projected financial information reflects numerous estimates and assumptions made by management of Shift with respect to industry performance and competition, general business, economic, market and financial conditions and matters specific to Shift’s business.” Please briefly describe the material assumptions.

Response: In response to the Staff’s comment, a description of the material assumptions made by Shift’s management with respect to the unaudited projected financial information was added to page 111.

Interests of Certain Persons in the Merger, page 105

16.	You disclose that “if we are unable to complete a business combination by our Business Combination Outside Date, Cohen & Company, LLC, the manager of our sponsor, will be liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities to which we owe money for services rendered or contracted for or products sold to us, but only if such a vendor or target business has not executed such a waiver.” Please briefly describe the waiver to which you refer in this paragraph.

Response: The Company responded to the Staff’s comment by describing the referenced waiver on pages 9, 21, 58, and 113.

Erin Jascot, Esq.

August 19, 2020

Proposal No. 3 – Authorization to Provide for Certain Exemptions From the Doctrine of Corporate Opportunity, page 110

17.	Please provide risk factor disclosure related to the inclusion in your proposed amended charter of the provision renouncing the doctrine of corporate opportunity.

Response: In response to the Staff’s comment, a risk factor relating to Article XI of the Business Combination Charter was added to page 64.

Material U.S. Federal Income Tax Consequences, page 129

18.	We note your disclosure here and elsewhere throughout the prospectus that the parties intend that the merger will be treated as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. Please revise your disclosure to provide a firm opinion of counsel regarding treatment of the transaction under Section 368(a). Please also remove language stating that it is intended that, or generally, certain material tax consequences will apply. Refer to Section III of Staff Legal Bulletin No. 19 for guidance. Please make similar changes throughout your prospectus, including in the Questions and Answers, Summary, Risk Factors and description of the Merger Proposal.

Response: The Company revised the disclosure on pages 13, 14, 141, and 229 to clarify that the disclosure regarding the treatment of the transaction under Section 368(a) reflects counsel’s opinion, which is filed as Exhibit 8.1 to the Registration Statement. Accordingly, language stating that it is intended that, or generally, certain material tax consequences will apply was removed from the aforementioned pages.

Information About Shift

Overview, page 149

19.	Please disclose the measure by which you determined Shift is a “leading” platform.

Response: Per the Staff’s comment, the Company provided disclosure detailing the measure by which it determined that Shift is a leading platform. Such disclosure is set forth on page 160 of Amendment No. 1.

20.	Please identify the “recent surveys” indicating that only 9% of consumers trust car salespeople and 81% are generally dissatisfied with the car buying process.

Response: On page 160 of Amendment No. 1, the Company identified the sources that support the statement that only 9% of consumers trust car salespeople and 81% are generally dissatisfied with the car buying process.

Erin Jascot, Esq.

August 19, 2020

Industry and Market Opportunity, page 152

21.	Please provide relevant sources for the industry data provided throughout this section.

Response: In response to the Staff’s comment, the Company added the requested sources for the industry data set forth in the section entitled “Industry and Market Opportunity.” Specifically, sources are cited on pages 163–164 for data relating to, among other things, market size, market breakdown, vehicle sales, and ecommerce sales.

22.	You note that Shift’s average sale price is approximately $16,000, which means that your focus is on the largest portion of the used auto market, while, by comparison, automotive sales of less than $20,000 comprise 57% of all sales for franchise dealers and 99% of all sales for independent dealers. Please explain the significance of this comparison. Please also disclose the percentage of Shift’s automotive sales that are less than $20,000, so that investors are able to understand the difference in focus of your market versus other dealers.

Response: On page 164 of Amendment No. 1, the Company added language explaining the significance of the comparison referenced in the Staff’s comment, as well as disclosure regarding the percentage of Shift’s automotive sales that are less than $20,000.

23.	Please tell us why you believe that the focus for other eCommerce dealers is on cars that are 1-2 years old.

Response: The Company supplementally advises the Staff that, in reviewing the selection of vehicles available for sale on the public websites of each of Carvana Co., Vroom, Inc., and CarMax, Inc. (each of which allows users to sort vehicles by model year), the Company determined that 30.8%, 51.4%, and 38.2%, respectively, of vehicles are less than two model years old as compared to 10.8% of Shift’s current inventory.

Shift’s Strategy, page 156

24.	You disclose that “[w]e have seen remarkable success in Portland – in April of 2019 Shift entered the Portland market and by August 2019 exceeded 1% market penetration,” and “[w]e believe this geographic expansion and increased market share may be replicated throughout U.S. urban geographies.” Because you disclose that you expect this geographic expansion to continue, please clarify whether your market penetration in Portland continued to grow through the date of the financial periods presented in your filing.

Response: In response to the Staff’s comment, the Company revised its disclosure on page 167.

25.	We note your disclosure that “Shift’s vision is to evolve into a true platform marketplace that lists and fulfills third party inventory, enabling traditional dealers to modernize through its platform and those who might otherwise build a traditional dealership channel to make use of the Shift platform instead. Shift envisions enabling other dealers to do this through Shift ‘Virtual Hubs’ so customers can get the biggest selection and best experience, all under the Shift brand with the same trust and peace of mind.” Please amend your disclosure to clarify the date by which you intend to implement this plan, if estimable. In this regard, we also note your disclosure on page 31 that “[yo]ur business plan relies in part upon the establishment of our ecommerce solutions as a platform to be used by existing automobile dealers.” If you do not intend to implement this plan in the near future, please disclose the same in your filing.

Response: The Company revised page 167 of Amendment No. 1 to clarify that it intends to implement the plan referenced in the Staff’s comment by the third quarter of 2021. Additionally, the Company added clarifying language to page 33 in response to the Staff’s comment.

Erin Jascot, Esq.

August 19, 2020

Factors Affecting Our Business Performance, page 169

26.	Please disclose the time period over which you measure “total unit sales” and “total used vehicle sales,” to determine your market share.

Response: Per the Staff’s comment, the time period used in the determination of Shift’s market share was added to the footnote on page 182.

Wholesale Units Sold, page 172

27.	We note your disclosure that “[you] view wholesale units sold as an indicator of the overall health of [y]our total unit sales because if wholesale units sold is a greater share of total units sold than [you] project, that can indicate opportunities in inventory management.” However, you disclose on page 178 that your increase in wholesale vehicle gross profit was driven by “fewer retail-to-wholesale incidents where cars we purchased with the intention of selling through our retail segment, end up being sold through wholesale channels, which typically result in a loss on that unit.” Please clarify how wholesale units sold being greater than projected is an indicator of the health of your business, when unexpected wholesale unit sales “typically result in a loss on that unit.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure relating to wholesale units sold on page 185. Specifically, the disclosure in this section was revised to delete the sentence relating to wholesale units sold as an indicator of the overall health of Shift’s total unit sales, as this was a relevant measure of performance of the wholesale business in 2019, but will not be going forward.

Average Monthly Unique Visitors, page 173

28.	We note your disclosure that “[you] define a monthly unique visitor as an individual who has visited [y]our website within a calendar month, based on data collected on [y]our website.” Please clarify how you determine whether an individual is “unique,” to prevent counting an individual who has visited your website multiple times within a calendar month as multiple unique visitors.

Response: The Company revised page 186 of Amendment No. 1 to detail how Shift calculates monthly unique visitors and to clarify that this calculation does not double count individuals who visit Shift’s website multiple times within a calendar month.

Erin Jascot, Esq.

August 19, 2020

Presentation of Results of Operations

Three Months Ended March 31, 2019, 2020, page 176

29.	We note your disclosure that e-commerce revenue, other revenue, and wholesale revenue, decreased for the three months ended March 31, 2020 compared to 2019. We also note your disclosure on page 170 that you saw a slowing of vehicle sales immediately following the shelter in place ordinances in March. Please tell us whether the slowing of these vehicle sales due to COVID-19 shelter in place ordinances resulted in lower ecommerce, other, and wholesale revenue. If so, please disclose this in the discussion of your operations for the three months ended March 31, 2019 and 2020.

Response: The Company provided updated quarterly financial statements in Amendment No. 1. Therefore, it addressed the Staff’s comment with respect to the three and six months ended June 30, 2020 and 2019. Such revised disclosure is on pages 190 and 192 of Amendment No. 1.

Years Ended December 31, 2019, 2018 and 2017

Ecommerce Vehicle Revenue, page 179

30.	Please briefly describe the difference between a “consignment model” and a “buyout model,” and why your transition from one to the other resulted in increased ecommerce vehicle revenue.

Response: Disclosure describing the difference between a “consignment model” and a “buyout model” was added to page 195 of Amendment No. 1. The Company also revised page 195 to include a discussion regarding Shift’s transition from a consignment model to a buy-out model, addressing why such transition resulted in increased vehicle revenue.

Quantitative and Qualitative Disclosures About Market Risk, page 188

31.	We note that the interest rates of your FLOC and DDTL are tied to LIBOR. Please provide risk factor disclosure related to the impact of the discontinuation of LIBOR on your FLOC and DDTL. Alternatively, please tell us why you believe you are not required to do so.

Response: The Company has amended the disclosure on page 52 to clarify that it is not impacted by the discontinuation of LIBOR and to include a risk factor describing the potential future impact on its business of such discontinuation.

Erin Jascot, Esq.

August 19, 2020

Shift Related Person Transactions, page 210

32.	Here or in another appropriate place in your filing, please amend your disclosure to describe the details of the Warrant No. CS-1 between Lithia Motors and Shift.

Response: The Company revised the disclosure on page 227 to provide more fulsome disclosure regarding the terms of Warrant No. CS-1. Specially, the Company revised its disclosure to include, without limitation, the following terms: the number of shares of Shift common stock subject to the warrant, the milestones upon which the warrant would vest and be exercisable for shares of Shift common stock, and the termination date of any unvested warrants.

33.	Please file your Used Vehicle Sales Agreement and your various financing agreements with Lithia as exhibits to the registration statement. In the alternative, please tell us why you are not required to do so. See Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the following agreement was added as Exhibit 10.20 to Amendment No. 1: One-Sided Marketplace Agreement, by and among Lithia, Shift, and Shift Operations LLC, dated July 1, 2019.

Index to Financial Statements, page F-1

34.	Please update all financial statements included in the filing and related information. Refer to Items 14(e) and 17(b)(8) of Form S-4 and Rule 8-08 of Regulation S-X, as appropriate.

Response: The Company acknowledges the Staff’s comment and provided updated financials in compliance with Items 14(e) and 17(b)(8) of Form S-4 and Rule 8-08 of Regulation S-X.

Consolidated Financial Statements of Shift Technologies Inc. and Subsidiaries

Note 2 – Summary of Significant Accounting Policies – Revenue Recognition, page F-63

35.	You disclose that, on occasion, you have provided cash or non-cash payments to a customer, including in the form of equity. As appropriate, please expand your disclosure to quantify both the cash and non-cash payments or, if true, state the payments are not material. Refer to ASC 606-10-50-8 through 11 for guidance.

Response: The Company advises the Staff that, prior to 2019, Shift had not provided cash or non-cash payments to customers.  During 2019, Shift made certain payments to customers in conjunction with the warrant and commercial agreement, as more fully described in Note 7 to Shift’s consolidated financial statements.  As noted therein, upfront payments were made to certain finance and insurance providers who became customers in conjunction with achieving Milestone 5. Specifically, during 2019, Shift as part of Milestone 5 paid Lithia non-cash consideration in the form of warrants, to make an in-substance upfront payment to Shift’s customers on behalf of Shift. Such payments made on Shift’s behalf were $2.8 million and $0.4 million during 2019.   Further as described in Note 7, such upfront payments are being amortized as reduction to Other revenue over a five-year period, with $0.6 million of amortization being recorded during the year ended December 31, 2019.  Accordingly, the unamortized asset balance related to these in-substance upfront payments was $2.6 million as of December 31, 2019. Shift expects future contra revenue of $0.6 million to be recorded each year until fully amortized. Shift did not disclose such amounts in the consolidated financial statements for the year ended December 31, 2019 due to materiality.

During 2019, Shift also made additional non-cash payments to its customer Lithia, as detailed in Note 7 to Shift’s consolidated financial statements. Shift evaluated all such non-cash payments and determined that as of December 31, 2019 there was no probable future economic benefit obtained or controlled in exchange for providing Lithia such payments. Accordingly, such payments were recognized in the statement of operations, either as contra revenue or as an expense during the year ended December 31, 2019; please see Note 7 to Shift’s consolidated financial statements for disclosure. There were no contract assets or contract liabilities balances as of either December 31, 2019 or 2018. Therefore, no further disclosures are included within Shift’s consolidated financial statements under the guidance in ASC 606-10-50-8 through 11.

* * * * * *

Erin Jascot, Esq.

August 19, 2020

If the Staff of the SEC has any questions or comments regarding the foregoing, please contact the undersigned, Sean M. Donahue of Morgan, Lewis & Bockius LLP by telephone at (202) 739-5658 or via email at sean.donahue@morganlewis.com.

Sincerely,

/s/ Sean M. Donahue
Sean M. Donahue

cc:	Amanda Abrams, Esq.
Jeffrey A. Letalien, Esq.
Martin C. Glass, Esq.
Jeffrey R. Shuman, Esq.